Exhibit 99.1

Huazhu Announces Completion of Internal Investigation

Shanghai, China — February 11, 2021 - Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (the “Company” or “Huazhu”), a world-leading hotel group, today announced that the Company’s audit committee (the “Audit Committee”) has completed the internal investigation into the allegations raised in short seller reports issued by Bonitas Research LLC on September 22 and 29, 2020, respectively (the “Bonitas Reports”). The Audit Committee carried out the investigation beginning in late September 2020, with the assistance and advice of Cleary Gottlieb Steen & Hamilton LLP and FTI Consulting, Inc.

Based on its work, the Audit Committee has concluded that the findings from the internal investigation are consistent with the Company’s responses to the allegations in the announcements published on September 22, 25, 28 and 30, 2020, respectively.  The investigation did not identify any material misstatements with respect to the Company’s 2019 20-F or its prospectuses issued in September 2020 in connection with its global offering. In addition, based on the findings of the investigation, the allegations in the Bonitas Reports cannot be substantiated.

Qi Ji, Chief Executive Officer of the Company, stated, “We are pleased that the Audit Committee, with the assistance of Cleary Gottlieb Steen & Hamilton LLP and FTI Consulting, Inc., has completed its thorough internal investigation. We reiterate our commitment to maintaining the highest standards of corporate governance, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the United States Securities and Exchange Commission, the Nasdaq Global Select Market and The Stock Exchange of Hong Kong Limited. I am positive that our strong business fundamentals will continue to help us build on our hotel network, deliver best lodging experience, and capitalize on opportunities to create long term shareholder value.”

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2020, Huazhu operated 6,789 hotels with 652,162 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of Deutsche Hospitality on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2020, Huazhu operated 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: https://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

https://ir.huazhu.com